UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

Hailiang Education Group Inc.

(Name of the Issuer)

Hailiang Education Group Inc.

Hailiang Education International Limited

HE Merger Sub Limited

Mr. Hailiang Feng

Jet Victory International Limited

Brilliant One Development Limited

Fame Best International Limited

Gain Success Group Limited

(Names of Persons Filing Statement)

Shares, par value $0.0001 per share

American Depositary Shares, each representing 16 Ordinary Shares

(Title of Class of Securities)

40522L 108

(CUSIP Number)1

Hailiang Education Group Inc.

1508 Binsheng Road

Binjiang District,

Hangzhou City, Zhejiang 310051

People’s Republic of China

Telephone: +86-571-5812 1974

Mr. Hailiang Feng

1508 Binsheng Road

Binjiang District, Hangzhou City, Zhejiang 310051

People’s Republic of China

Telephone: +86-571-5812 1720

Brilliant One Development Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

Gain Success Group Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

Hailiang Education International Limited

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681, Grand

Cayman, KY1- 1111

Cayman Islands

Telephone: +86-571-5812 1720

HE Merger Sub Limited

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681, Grand

Cayman, KY1- 1111

Cayman Islands

Telephone: +86-571-5812 1720

Jet Victory International Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

Fame Best International Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jie (Jeffrey) Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West, Shanghai 200040 People’s Republic of China Telephone: +86 21 6109 7103	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105, USA Telephone: +1 (415) 773-5830
Fang Liu, Esq. Yiyang Daciuk, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, VA 22182 Tel: (703) 919-7285	Ying Li, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 212-530-2206

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

[1]	This CUSIP applies to the American Depositary Shares, which may be evidenced by American Depositary Receipts, each representing 16 ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the U.S Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Hailiang Education Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 16 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Hailiang Education International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Mr. Hailiang Feng, the founder and ultimate controlling shareholder of the Company (“Mr. Feng”); (e) Jet Victory International Limited, a British Virgin Islands company that is indirectly and wholly owned by an irrevocable trust controlled by Mr. Feng (“Jet Victory”); (f) Brilliant One Development Limited, a British Virgin Islands company wholly owned by Hailiang Group Co., Ltd. that is controlled by Mr. Feng (“Brilliant One”); (g) Fame Best International Limited, a British Virgin Islands company wholly owned by Mr. Feng (“Fame Best”); (h) Gain Success Group Limited, a British Virgin Islands company that is indirectly and wholly owned by an irrevocable trust controlled by Mr. Feng (“Gain Success,” together with Jet Victory, Brilliant One and Fame Best, the “Rollover Securityholders”). Parent, Merger Sub, Mr. Feng and the Rollover Securityholders are collectively referred to herein as the “Buyer Group.”

On May 7, 2022, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) resulting from the Merger as a wholly-owned subsidiary of Parent.

If the Merger is consummated, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.894375 and each issued and outstanding ADS will represent the right to surrender one ADS for cancellation in exchange for US$14.31, in each case, in cash, without interest and net of any applicable withholding taxes. The holders of ADSs will bear any applicable fees, charges and expenses of Deutsche Bank Trust Company Americas, in its capacity as the ADS depositary in connection with the distribution of the merger consideration to the holders of ADSs, including applicable ADS cancellation fees (US$0.05 per ADS held). Notwithstanding the foregoing, if the Merger is consummated, the following Shares (including Shares represented by ADSs) (collectively, the “Excluded Shares”), will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in this paragraph:

(a)	Shares (including any such Shares represented by ADSs) owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their direct or indirect wholly owned subsidiaries, which will be cancelled without payment of any consideration or distribution therefor;

(b)	Shares (including any such Shares represented by ADSs) held by the Rollover Securityholders (the “Rollover Securities”) immediately prior to the Effective Time, which will be cancelled without payment of any consideration or distribution therefor; and

(c)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (2022 Revision), as consolidated and revised, of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and will entitle the former holders thereof to receive the fair value thereof in accordance with the provisions of Section 238 of the Cayman Islands Companies Act (collectively, the “Dissenting Shares”).

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution of the Company’s shareholders, which requires an affirmative vote of shareholders representing not less than two thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of such shareholders as are corporations, by their respective duly authorized representative or, by proxy as a single class at the extraordinary general meeting. Pursuant to the Support Agreement, the Rollover Securityholders have agreed to vote all of the Shares (including any such Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, at the extraordinary general meeting of the Company, which Shares (including Shares represented by ADSs) represent approximately 87.28% of the entire issued and outstanding Shares.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares and ADSs Entitled to Vote”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN SHARES AND ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN SHARES AND ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Hailiang Education Group Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS”

•	“THE EXTRAORDINARY GENERAL MEETING”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Dissenters’ Rights”

•	“DISSENTERS’ RIGHTS”

•	“ANNEX D—Cayman Islands Companies Act (2022 Revision), as Consolidated and Revised —Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Related Party Transactions”

•	“TRANSACTIONS IN SHARES AND ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Buyer Group’s Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SUMMARY TERM SHEET—Support Agreement”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Support Agreement”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting by the Rollover Securityholders at the Extraordinary General Meeting”

•	“THE MERGER AGREEMENT”

•	“TRANSACTIONS IN SHARES AND ADSs”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Buyer Group’s Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Merger”

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Buyer Group’s Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SUMMARY TERM SHEET—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Buyer Group’s Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Buyer Group’s Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger is Not Consummated”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Buyer Group’s Purposes of and Reasons for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Purposes and Effects of the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger is Not Consummated”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

•	“SPECIAL FACTORS—Material PRC Income Tax Consequences”

•	“SPECIAL FACTORS—Material Cayman Islands Tax Consequences”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Recommendations of the Special Committee and the Board”

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to Fairness”

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX C—OPINION OF KROLL, LLC (“DUFF & PHELPS”), OPERATING THROUGH DUFF & PHELPS OPINION PRACTICE AS FINANCIAL ADVISOR”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Shareholder Vote Required to Approve the Merger Agreement and Plan of Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—OPINION OF KROLL, LLC (“DUFF & PHELPS”), OPERATING THROUGH DUFF & PHELPS OPINION PRACTICE AS FINANCIAL ADVISOR”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Recommendations of the Special Committee and the Board”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—OPINION OF KROLL, LLC (“DUFF & PHELPS”), OPERATING THROUGH DUFF & PHELPS OPINION PRACTICE AS FINANCIAL ADVISOR”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

•	“ANNEX C—OPINION OF KROLL, LLC (“DUFF & PHELPS”), OPERATING THROUGH DUFF & PHELPS OPINION PRACTICE AS FINANCIAL ADVISOR”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX B—PLAN OF MERGER”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SPECIAL FACTORS—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Financing of the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“TRANSACTIONS IN SHARES AND ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Support Agreement”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Support Agreement”

•	“SPECIAL FACTORS—Voting by the Rollover Securityholders at the Extraordinary General Meeting”

•	“THE EXTRAORDINARY GENERAL MEETING—Vote Required”

•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Recommendations of the Special Committee and the Board”

•	“SUMMARY TERM SHEET—Position of the Buyer Group as to Fairness”

•	“SUMMARY TERM SHEET—Support Agreement”

•	“SUMMARY TERM SHEET—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Support Agreement”

•	“THE EXTRAORDINARY GENERAL MEETING—The Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended June 30, 2020 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the year ended June 30, 2021, originally filed on November 12, 2021 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“FINANCIAL INFORMATION”

•	“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2022 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Depositary’s Notice, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated May 9, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 9, 2022.

(b)-(1)	Equity Commitment Letter by and between Hailiang Group Co., Ltd. and Parent dated May 7, 2022, incorporated herein by reference to Exhibit D to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(b)-(2)	Limited Guarantee by Hailiang Group Co., Ltd. in favor of the Company, dated May 7, 2022, incorporated herein by reference to Exhibit F to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(c)-(1)	Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice as Financial Advisor, dated May 7, 2022, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice for discussion with the special committee of the board of directors of the Company, dated May 7, 2022.

(d)-(1)	Agreement and Plan of Merger, dated as of May 7, 2022, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement by and among Parent and Rollover Securityholders, dated as of May 7, 2022, incorporated herein by reference to Exhibit E to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

107	Filing Fee Table

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2022

Hailiang Education Group Inc.

By	/s/ Junwei CHEN
	Name:	Junwei CHEN
	Title:	Chairman and CEO

Hailiang Education International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

HE Merger Sub Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Hailiang Feng

/s/ Hailiang FENG

Jet Victory International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Brilliant One Development Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Fame Best International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Gain Success Group Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

[Signature Page to Schedule 13E-3 (Hailiang Education Group Inc.)]

EXHIBIT INDEX

(a) (1)	Preliminary Proxy Statement of the Company dated , 2022 (the “Proxy Statement”).

(a) (2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a) (3)	Form of Depositary’s Notice, incorporated herein by reference to Annex G to the Proxy Statement.

(a) (4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a) (5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.

(a) (6)	Press Release issued by the Company, dated May 9, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6 K furnished by the Company to the SEC on May 9, 2022.

(b) (1)	Equity Commitment Letter by and between Hailiang Group Co., Ltd. and Parent dated May 7, 2022, incorporated herein by reference to Exhibit D to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(b) (2)	Limited Guarantee by Hailiang Group Co., Ltd. in favor of the Company, dated May 7, 2022, incorporated herein by reference to Exhibit F to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(c) (1)	Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice as Financial Advisor, dated May 7, 2022, incorporated herein by reference to Annex C to the Proxy Statement.

(c) (2)	Discussion Materials prepared by Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice for discussion with the special committee of the board of directors of the Company, dated May 7, 2022.

(d) (1)	Agreement and Plan of Merger, dated as of May 7, 2022, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d) (2)	Support Agreement by and among Parent and Rollover Securityholders, dated as of May 7, 2022, incorporated herein by reference to Exhibit E to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(f) (1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f) (2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

107	Filing Fee Table